UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR
PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 1-8089

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Danaher Corporation & Subsidiaries Retirement and Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Danaher Corporation
2200 Pennsylvania Avenue, N.W., Suite 800W
Washington, D.C. 20037-1701
202-828-0850

DANAHER CORPORATION & SUBSIDIARIES RETIREMENT AND SAVINGS PLAN

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012 AND 2011
AND FOR THE YEAR ENDED DECEMBER 31, 2012,
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2012, AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DANAHER CORPORATION & SUBSIDIARIES RETIREMENT AND SAVINGS PLAN
INDEX
FORM 11-K

Report of Independent Registered Public Accounting Firm
Plan Administrator
Danaher Corporation & Subsidiaries
Retirement and Savings Plan
We have audited the accompanying statements of net assets available for benefits of Danaher Corporation & Subsidiaries Retirement and Savings Plan as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Danaher Corporation & Subsidiaries Retirement and Savings Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.
Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
McLean, VA
June 24, 2013

DANAHER CORPORATION & SUBSIDIARIES RETIREMENT AND SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2012 AND 2011
($ in millions)

	2012	2011
ASSETS
Investments, at fair value	$73.3	$67.5
Receivables:
Notes receivable from participants	2.6	2.7
Pending trades	0.1	—
Total receivables	2.7	2.7
Total assets	76.0	70.2
NET ASSETS REFLECTING INVESTMENTS AT FAIR VALUE	76.0	70.2
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(0.4)	(0.4)
NET ASSETS AVAILABLE FOR BENEFITS	$75.6	$69.8
See the accompanying notes to the financial statements.

DANAHER CORPORATION & SUBSIDIARIES RETIREMENT AND SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2012
($ in millions)

ADDITIONS
Contributions:
Participant	$2.6
Rollovers	0.2
Employer	3.2
Total contributions	6.0
Interest and dividend income	1.8
Net realized and unrealized appreciation in fair value of investments	5.6
Total additions	13.4
DEDUCTIONS
Benefit payments	7.6
Total deductions	7.6
NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS	5.8
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	69.8
End of year	$75.6
See the accompanying notes to the financial statements.

DANAHER CORPORATION & SUBSIDIARIES RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2012 AND 2011 AND FOR THE YEAR ENDED DECEMBER 31, 2012

NOTE 1. DESCRIPTION OF THE PLAN
General
The Danaher Corporation & Subsidiaries Retirement and Savings Plan (the "Plan") is a defined contribution plan established for eligible full-time and part-time union employees of Danaher Corporation & subsidiaries (the "Company"), effective December 1, 1986. Danaher Corporation is the plan sponsor (the "Plan Sponsor"). Plan participants should refer to the formal legal documents of the Plan and the Summary Plan Description for a more complete description of the Plan’s provisions and a full explanation of all limitations, adjustments and special cases in the Plan. Significant provisions related to contributions, benefit payments, and investments are provided below. The Plan is administered through the trustee and record-keeper, Fidelity Management Trust Company ("Fidelity" or the "Plan Administrator").
Contributions
Eligible employees may contribute up to 75% of their compensation (subject to annual maximums). Employees are eligible for Company contributions upon completion of one year of service. Employee contributions and the earnings or losses thereon are fully vested at all times.
The Company’s matching and unilateral contributions are determined at the discretion of the Plan Sponsor. The matching contribution can range from 0% to 50% of the first 6% of compensation contributed by the employee, and the unilateral contribution can range from 0% to 3% of total eligible compensation. For the year ended December 31, 2012, the Company’s matching contribution was equal to 50% of the first 6% of the compensation contributed by the employee. The Company’s unilateral contribution was 3% of total eligible compensation. Employees become fully vested with respect to the employer contributions upon completion of three years of service, attainment of age sixty-five, death or complete disability.
Benefit Payments
A participant who attains normal retirement age shall be entitled to payment of the balance in his or her account. A participant who remains employed after attainment of normal retirement age shall continue to participate under the same terms and conditions as applied prior to reaching normal retirement age.
A participant must begin receiving distributions upon April 1 of the calendar year following the later of the date his or her employment terminates or the calendar year in which he or she reaches the age of seventy and a half.
Upon total and permanent disability, a participant shall be entitled to payment of the balance in his or her account within a reasonable period of time after termination of employment.
The beneficiary or beneficiaries of a deceased participant shall be entitled to payment of the participant’s account balance within a reasonable period of time after the participant’s death.
Upon a participant’s termination of employment for reasons other than as specified above, a participant is entitled to payment of his or her vested account balance.
The Plan Administrator may permit a participant to make a withdrawal from his or her account in the event of a hardship. A hardship withdrawal shall not exceed the amount required to meet the immediate financial need created by the hardship. Participants may also make in-service withdrawals generally from contributions transferred or rolled over into the Plan from other plans.
Notes Receivable from Participants
A participant may receive a loan from the Plan in accordance with the policy established by the Plan Sponsor. Any such loan or loans shall not exceed the lesser of 50% of the participant’s vested account balance or $50,000. Participants will not be entitled to receive a loan more frequently than annually. The Plan Administrator shall establish the maximum maturity period that will be permitted to prevent the loan from being treated as a distribution. Current procedures require that all loans must be paid back within sixty months. The Plan Administrator may require loan payments to be made through payroll deductions.

Participant Accounts
Each participant account is credited with the participant’s contributions, any employer matching and unilateral contributions, and an allocation of Plan earnings and losses, and is charged with an administrative expense fee. Allocations are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Administrative Expenses
The Plan’s administrative expenses are paid by either the Plan or the Plan Sponsor, as provided by the Plan’s provisions. Administrative expenses paid by the Plan include recordkeeping and trustee fees. Expenses relating to purchases, sales or transfers of the Plan’s investments are charged to the particular investment fund to which the expenses relate. All other administrative expenses of the Plan are paid by the Plan Sponsor.
Forfeited Accounts
As of December 31, 2012 and 2011, forfeited non-vested accounts totaled $210,050 and $231,793 respectively. These accounts will be used to reduce future employer contributions and to pay administrative expenses.
Termination of the Plan
Although the Company, as the Plan Sponsor, has not expressed an intention to do so, the Plan may be terminated at any time. In the event of termination of the Plan, the account balances of participants as of the date of termination shall immediately become nonforfeitable.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP").
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities and changes therein, and the related disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Interest income on notes receivable from participants of $148,631 for 2012 is included in interest and dividend income. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and has reached a distributable event, the loan balance is reduced and a benefit payment is recorded.
Investments
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for discussion of fair value measurements.
The Plan invests in the Fidelity Managed Income Portfolio II ("Fidelity MIP II"), which consists primarily of fully benefit-responsive investment contracts. As required by GAAP, the Statements of Net Assets Available for Benefits present the fair value of the Fidelity MIP II and the adjustment from fair value to contract value. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the Fidelity MIP II represents contributions plus earnings, less participant withdrawals and administrative expenses.
Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. The income of each fund is reinvested in that fund.
Payment of Benefits
Benefits are recorded when paid.
Adoption of New Accounting Pronouncement
In May 2011, Accounting Standards Update ("ASU") No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs ("ASU 2011-04") was issued. ASU 2011-04 amendments result in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between GAAP and International Financial Reporting Standards. This guidance became effective and was adopted by the Company on January 1, 2012. The Company's adoption did not have a material impact on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

NOTE 3. TAX STATUS OF THE PLAN
The Plan has received a determination letter from the Internal Revenue Service ("IRS") dated September 23, 2009, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of this determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.
Accounting standards require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Sponsor believes it is no longer subject to income tax examinations for years prior to 2009.

NOTE 4. INVESTMENTS
The fair value of investments representing 5% or more of the Plan’s net assets available for benefits as of December 31, 2012 and 2011, are as follows ($ in millions):

	2012	2011
Danaher Corporation Stock Fund	$11.8	$11.1
Fidelity Equity – Income Fund – Class K	*	3.6
Fidelity Managed Income Portfolio II – Class 3 (at contract value) (a)	15.1	15.4
Fidelity Freedom K 2020	6.1	4.9
Fidelity Institutional Money Market Fund	7.2	7.4

*	Less than 5% in period presented.
(a)	The fair value of the Plan’s investment in Fidelity Managed Income Portfolio II – Class 3 was $15.5 million and $15.8 million as of December 31, 2012 and 2011, respectively.

During the year ended December 31, 2012, the Plan’s investments, including gains and losses on investments bought and sold as well as held during the year, appreciated in value as follows ($ in millions):

Net appreciation in fair value of:
Danaher Corporation Stock Fund	$2.0
Mutual funds	2.7
Common stock	0.9
$5.6

NOTE 5. FAIR VALUE MEASUREMENTS
Accounting standards establish a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy included in the accounting standards are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2	Inputs to the valuation methodology include:

•    Quoted prices for similar assets or liabilities in active markets;

•    Quoted prices for identical or similar assets or liabilities in inactive markets;

•    Inputs other than quoted prices that are observable for the asset or liability;

•    Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2012 and 2011.
Money market funds: Valued at quoted prices in an active market, which represent the net asset value ("NAV") of shares held by the Plan at year end.
Mutual funds: Valued at quoted prices in an active market, which represent the NAV of shares held by the Plan at year end.
Danaher Corporation Stock Fund: Consists of shares of the Company’s stock and nominal cash balance and is valued based on the quoted market price of the Company’s common stock and the cost of short-term money market investments, which represents the NAV of share units held by the Plan at year end.
Common/collective trusts: Includes a common/collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in fully benefit-responsive investment contracts (see Note 2). Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one year redemption notice to liquidate its entire share in the fund. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
Common stock: Valued at the quoted closing price reported on the active market on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plan’s investments measured at fair value as of December 31, 2012 and 2011 ($ in millions):
December 31, 2012:

	Quoted Prices in Active Market (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash	$0.1	—	—	$0.1
Money market funds	7.2	—	—	7.2
Mutual funds:
Balanced funds	16.3	—	—	16.3
International stock funds	2.8	—	—	2.8
Taxable bond funds	4.2	—	—	4.2
U.S. stock funds	10.2	—	—	10.2
Danaher Corporation Stock Fund	11.8	—	—	11.8
Common/collective trusts	—	$15.5	—	15.5
Common stock	5.2	—	—	5.2
	$57.8	$15.5	—	$73.3
December 31, 2011:

	Quoted Prices in Active Market (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash	$0.1	—	—	$0.1
Money market funds	7.4	—	—	7.4
Mutual funds:
Balanced funds	12.7	—	—	12.7
International stock funds	2.5	—	—	2.5
Taxable bond funds	3.0	—	—	3.0
U.S. stock funds	10.0	—	—	10.0
Danaher Corporation Stock Fund	11.1	—	—	11.1
Common/collective trusts	—	$15.8	—	15.8
Common stock	4.9	—	—	4.9
	$51.7	$15.8	—	$67.5
For the years ended December 31, 2012 and 2011, there were no investments transferred between levels.

NOTE 6. PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are held in shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these qualify as party-in-interest transactions. Additionally, as of December 31, 2012 and 2011, the Plan invested in 210,105 and 234,308 shares, respectively, of Danaher Corporation common stock as part of the Danaher Corporation Stock Fund. During the year ended December 31, 2012, the Plan received $28,165 of dividends on shares of Danaher Corporation common stock. Therefore, these transactions qualify as party-in-interest.

NOTE 7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The accompanying financial statements present fully benefit-responsive investment contracts at contract value. The Form 5500 requires fully benefit-responsive contracts to be reported at fair value. Therefore, the adjustment from contract value to fair value for fully benefit-responsive investment contracts represents a reconciling item.
The participant loan balance shown in the accompanying financial statements includes loans with no post-default payments. A deemed distribution occurs when a participant loan goes into default but the participant is not eligible for a Plan distribution. The Form 5500 excludes the value of any outstanding loans that were deemed distributions in the current or prior years unless repayment was initiated. Therefore, the value of loans with no post-default payments represents a reconciling item.
The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2012 and 2011 to the Form 5500:

	2012	2011
Net assets available for benefits per the financial statements	$75,568,654	$69,791,043
Less loans with no post-default payment activity that are deemed distributions	(154,812)	(151,011)
Plus adjustment from contract value to fair value for fully benefit-responsive investment contracts	420,632	383,028
Net assets available for benefits per the Form 5500	$75,834,474	$70,023,060
The following is a reconciliation of total additions and benefits paid to participants per the financial statements to total income and benefits paid in the Form 5500 for the year ended December 31, 2012:

Total additions per the financial statements:	$13,369,931
Add adjustment from fair value to contract value for fully benefit-responsive investment contracts as of December 31, 2012	420,632
Less adjustment from fair value to contract value for fully benefit-responsive investment contracts as of December 31, 2011	(383,028)
Less interest payments on loans deemed distributed that have had no post-default payment activity	(44,682)
Total income per the Form 5500	$13,362,853

Benefits paid to participants per the financial statements	$7,555,637
Less loan defaults previously deemed distributed that reached a distributable event	(66,153)
Benefits paid to participants per the Form 5500	$7,489,484

SUPPLEMENTAL SCHEDULE

DANAHER CORPORATION & SUBSIDIARIES RETIREMENT AND SAVINGS PLAN EIN: 59-1995548, PLAN NO. 004 FORM 5500, SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2012

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
Money Market Fund
*	Fidelity Institutional Money Market Fund	7,194,094	shares	**	$7,194,094
	JP Morgan US Govt Institutional Shares	41,072	shares	**	41,334
					7,235,428
Common/Collective Trust
*	Fidelity Managed Income Portfolio II – Class 3 (at FMV)	15,089,572	units	**	15,510,204
Unitized Stock Fund
*	Danaher Corporation Stock Fund	210,105	units	**	11,839,029
Registered Investment Companies
	American Beacon Small Cap Value Fund Class Institutional	23,379	units	**	497,976
	American Funds The Growth Fund of America R6	41,793	units	**	1,435,180
	Dodge & Cox International Stock Fund	5,223	units	**	180,916
*	Fidelity® Diversified International Fund - Class K	38,284	units	**	1,144,315
*	Fidelity® Equity-Income Fund - Class K	78,299	units	**	3,683,176
*	Fidelity Freedom K® Income Fund	47,892	units	**	559,378
*	Fidelity Freedom K® 2005 Fund	2,065	units	**	26,083
*	Fidelity Freedom K® 2010 Fund	173,735	units	**	2,237,712
*	Fidelity Freedom K® 2015 Fund	142,193	units	**	1,842,825
*	Fidelity Freedom K® 2020 Fund	453,267	units	**	6,069,248
*	Fidelity Freedom K® 2025 Fund	53,996	units	**	733,263
*	Fidelity Freedom K® 2030 Fund	197,347	units	**	2,707,595
*	Fidelity Freedom K® 2035 Fund	22,334	units	**	309,775
*	Fidelity Freedom K® 2040 Fund	82,934	units	**	1,153,607
*	Fidelity Freedom K® 2045 Fund	18,026	units	**	253,988
*	Fidelity Freedom K® 2050 Fund	13,997	units	**	197,636
*	Fidelity Freedom K® 2055 Fund	5,249	units	**	52,229
*	Fidelity® Low-Priced Stock Fund - Class K	52,483	units	**	2,071,504
	Franklin Small-Mid Cap Growth Fund Class Advisor	25,543	units	**	901,169
	PIMCO Total Return Fund Institutional Class	323,241	units	**	3,633,229
*	Spartan® Extended Market Index Fund - Fidelity Advantage	1,063	units	**	42,433
*	Spartan® 500 Index Fund - Institutional Class	28,831	units	**	1,455,679
	Templeton World Fund Class Advisor	91,959	units	**	1,444,670
	Vanguard Total Bond Market Index Fund Institutional Shares	5,333	units	**	59,146
	Vanguard Total International Stock Index Fund Signal Shares	320	units	**	9,623
	Vanguard Inflation-Protected Securities Fund Institutional	36,408	units	**	423,056
					33,125,411
Common Stock
	Accenture PLC	259	shares	**	17,336
	Akamai Technologies	78	shares	**	3,232
	Alexion Pharmaceutical	518	shares	**	48,910
	Allergan Inc.	463	shares	**	42,753

DANAHER CORPORATION & SUBSIDIARIES RETIREMENT AND SAVINGS PLAN EIN: 59-1995548, PLAN NO. 004 FORM 5500, SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2012 (CONTINUED)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
	Alliance Data Systems Corp	130	shares	**	18,868
	Altera Corporation	24	shares	**	816
	Amazon Com Inc.	914	shares	**	231,124
	American Express	981	shares	**	56,758
	American Tower Corp	1,609	shares	**	125,132
	Ameriprise Financial Inc.	196	shares	**	12,369
	Ametek Inc.	16	shares	**	594
	Amgen Inc.	67	shares	**	5,796
	Amphenol Corp	71	shares	**	4,600
	Anheuser-Busch Inbev	118	shares	**	10,357
	Apple Inc.	867	shares	**	465,283
	Autodesk Inc.	569	shares	**	20,246
	Baidu Inc.	687	shares	**	69,322
	Baxter International Inc.	330	shares	**	22,116
	Biogen Idec Inc.	518	shares	**	76,469
	Boeing Company	510	shares	**	38,695
	Broadcom Corp	1,911	shares	**	63,881
	C H Robinson Worldwide Inc.	4	shares	**	250
	Cameron International Corp	624	shares	**	35,458
	Cardinal Health Inc.	39	shares	**	1,626
	Carnival Corporation Paired Certificate	1,593	shares	**	58,965
	Celgene Corp	691	shares	**	54,723
	Cerner Corp	63	shares	**	4,907
	Chipotle Mexican Grill	98	shares	**	29,373
	Citigroup Inc.	16	shares	**	625
	Citrix Systems Inc.	8	shares	**	519
	Coach Inc.	255	shares	**	14,251
	Coca Cola Company	24	shares	**	859
	Cognizant Tech Solutions Corp	255	shares	**	19,011
	Concho Resources Inc.	137	shares	**	11,137
	Costco Wholesale Corp	71	shares	**	7,022
	Covidien PLC	232	shares	**	13,456
	CVS Caremark Corporation	373	shares	**	18,142
	Discovery Communications	820	shares	**	48,292
	Dollar Tree Inc.	137	shares	**	5,607
	eBay Inc.	1,986	shares	**	101,968
	Ecolab Inc.	557	shares	**	40,326
	Edwards Lifesciences Corporation	165	shares	**	14,958
	EMC Corporation	2,265	shares	**	57,659
	EOG Resources Inc.	341	shares	**	41,507

DANAHER CORPORATION & SUBSIDIARIES RETIREMENT AND SAVINGS PLAN EIN: 59-1995548, PLAN NO. 004 FORM 5500, SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2012 (CONTINUED)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
	EQT Corporation	326	shares	**	19,335
	Expedia Inc.	90	shares	**	5,582
	Express Scripts Inc.	710	shares	**	38,605
	F5 Networks Inc.	4	shares	**	384
	Facebook Inc.	1,287	shares	**	34,500
	Fastenal Company	1,264	shares	**	59,382
	FedEx Corporation	699	shares	**	64,485
	Fiserv Inc.	212	shares	**	16,856
	FMC Technologies Inc.	184	shares	**	7,951
	Fossil Incorporated	581	shares	**	54,423
	Franklin Resources Inc.	710	shares	**	89,864
	Gilead Sciences Inc.	1,040	shares	**	76,879
	Goldman Sachs Group Inc.	98	shares	**	12,596
	Google Inc.	365	shares	**	260,573
	Green Mountain Coffee Roasters	94	shares	**	3,921
	Harley Davidson Inc.	565	shares	**	27,779
	Henry Schein Inc.	39	shares	**	3,178
	Home Depot Inc.	530	shares	**	32,980
	Honeywell International Inc.	632	shares	**	40,361
	Hunt J B Transport Services Inc.	126	shares	**	7,547
	IHS Inc.	255	shares	**	24,647
	IntercontinentalExchange Inc.	177	shares	**	22,006
	Intuit Inc.	243	shares	**	14,571
	Intuitive Surgical Inc.	6	shares	**	2,905
	Invesco Ltd	2,084	shares	**	54,719
	JP Morgan Chase & Co	192	shares	**	8,510
	Juniper Networks Inc.	1,009	shares	**	19,967
	Kansas City Southern	404	shares	**	33,962
	Las Vegas Sands Corp	1,130	shares	**	52,509
	Lennar Corporation	12	shares	**	458
	Liberty Interactive Corp	773	shares	**	15,313
	Limited Brands Inc.	542	shares	**	25,651
	LinkedIn Corp	216	shares	**	24,943
	M&T Bank Corp	12	shares	**	1,167
	Marriott International Inc.	644	shares	**	24,142
	Marsh & McLennan Co Inc.	283	shares	**	9,803
	MasterCard Inc.	330	shares	**	162,998
	McGraw Hill Companies	8	shares	**	432
	McKesson Corp	860	shares	**	83,871
	Michael Kors Holdings Ltd	608	shares	**	31,241

DANAHER CORPORATION & SUBSIDIARIES RETIREMENT AND SAVINGS PLAN EIN: 59-1995548, PLAN NO. 004 FORM 5500, SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2012 (CONTINUED)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
	Monsanto Co	479	shares	**	45,609
	Monster Beverage Corp	243	shares	**	12,950
	Morgan Stanley	59	shares	**	1,133
	National Oilwell Varco Inc.	12	shares	**	810
	Nike Inc.	597	shares	**	30,979
	Northern Trust Corp	432	shares	**	21,793
	O'Reilly Automotive Inc.	420	shares	**	37,791
	Occidental Petroleum	4	shares	**	303
	Omnicom Group	224	shares	**	11,248
	Oracle Corp	12	shares	**	395
	Perrigo Company	12	shares	**	1,233
	Petsmart Inc.	39	shares	**	2,699
	Pioneer Natural Resources Co	298	shares	**	31,997
	Praxair Inc.	848	shares	**	93,378
	Precision Castparts Corp	514	shares	**	98,010
	Priceline Com Inc.	235	shares	**	147,216
	Prudential Financial Inc.	4	shares	**	211
	PVH Corp	451	shares	**	50,423
	Qualcomm Inc.	1,837	shares	**	114,644
	Ralph Lauren Corp	290	shares	**	43,819
	Range Resources Corp	334	shares	**	21,094
	Red Hat Inc.	522	shares	**	27,821
	Regeneron Pharmaceutical	169	shares	**	29,055
	Roper Industries Inc.	224	shares	**	25,098
	Ross Stores Inc.	208	shares	**	11,336
	Salesforce Com Inc.	369	shares	**	62,412
	Schlumberger Ltd	1,173	shares	**	81,830
	Sherwin-Williams Company	447	shares	**	69,261
	Starbucks Corporation	1,860	shares	**	100,387
	Starwood Hotels & Resorts Worldwide Inc.	993	shares	**	57,319
	State Street Corporation	243	shares	**	11,512
	Stryker Corp	290	shares	**	16,023
	TD Ameritrade Holding Corporation	455	shares	**	7,702
	Tencent Holdings Ltd	1,652	shares	**	53,419
	Thermo Fisher Scientific Inc.	573	shares	**	36,780
	Tiffany & Company	4	shares	**	226
	Tim Hortons Inc.	8	shares	**	388
	Trimble Navigation Ltd	20	shares	**	1,181
	Union Pacific Corp	812	shares	**	102,789
	United Continental Holdings Inc.	565	shares	**	13,298

DANAHER CORPORATION & SUBSIDIARIES RETIREMENT AND SAVINGS PLAN EIN: 59-1995548, PLAN NO. 004 FORM 5500, SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2012 (CONTINUED)

(a) (b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
United Technologies	67	shares	**	5,507
UnitedHealth Group Inc.	565	shares	**	30,850
US Bancorp	761	shares	**	24,474
Valeant Pharmaceuticals International	35	shares	**	2,125
Verisk Analytics Inc.	12	shares	**	604
Visa Inc.	542	shares	**	82,622
W W Grainger Inc.	106	shares	**	21,582
Disney (Walt) Co	667	shares	**	33,432
Whole Foods Market Inc.	389	shares	**	35,713
Wynn Resorts Ltd	4	shares	**	444
Xilinx Inc.	526	shares	**	19,001
Yum Brands Inc.	502	shares	**	33,570
3M Company	110	shares	**	10,269
				5,162,059
Self-Directed Brokerage Account
Brokeragelink	Combination of common stock, mutual funds, and money market funds			454,223
Participant Loans
Participant loans	Interest rates range from 4.25% to 9.75% with maturity at various dates		**	2,441,318
				$75,767,672

*	Denotes a party-in-interest to the Plan.
**	Historical cost not required to be presented as all investments are participant-directed.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DANAHER CORPORATION & SUBSIDIARIES RETIREMENT AND SAVINGS PLAN

Date: June 24, 2013	By:	/s/ R. L. King
R. L. King
Vice President – Benefits

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm